File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2008

(Filed June 26, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated June 26, 2008

Release

Vitro files a lawsuit

for the invalid acquisition of its shares

San Pedro Garza Garcia, N.L., Mexico - June 26, 2008.- In relation with the press release issued on April 30, 2008 by  Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), the Company announced that and in addition to evaluating other legal actions, it filed a lawsuit against Banco Nacional de Mexico, S.A., Institucion de Banca Multiple (Banamex) and a subsidiary of Grupo Financiero Banamex, S.A. and of Citigroup , requesting the court to declare null and void the acquisition and ownership of Vitro's common shares by Banamex due to the violation of Vitro's by-laws.

Vitro's current by-laws provide that no foreign person or foreign entity or any Mexican company that allows a foreign person or company to own any equity participation in its capital may own or acquire Vitro's issued common shares. Also, Vitro's by-laws provide that in case the above restriction is violated, such acquisition of shares shall be null and void and the Company shall not recognize such buyer as the legal owner and in consequence it shall not be able to exercise any of the common share's corporate or economic rights.

We wish to clarify that any foreign citizen or company is allowed to participate in Vitro by acquiring the Company's ADR's currently traded in the New York Stock Exchange.

The Mexican courts have granted a petition by Vitro to immobilize such common shares, pending definitive resolution of the action filed by Vitro.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: June 26, 2008